Filed by Monsanto Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company:  Monsanto Company
                                                   Commission File No. 001-02516



                     UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL INFORMATION

   The following information has been provided to aid you in your analysis of the financial aspects of the merger. This information was derived from the audited consolidated financial statements of each of Monsanto and Pharmacia & Upjohn for the years 1996 through 1998 and the unaudited consolidated condensed financial statements of each of Monsanto and Pharmacia & Upjohn for the nine months ended September 30, 1999. The information is only a summary and should be read together with the historical financial statements and related notes contained in the annual reports and quarterly reports and other information that we have filed with the SEC and incorporated by reference.

POOLING OF INTERESTS ACCOUNTING TREATMENT

   The merger is expected to be accounted for as a "pooling of interests." This means that, for accounting and financial reporting purposes, the companies will be treated as if they had always been combined. We have presented unaudited pro forma condensed combined financial information that reflects the pooling of interests method of accounting to provide a picture of what the businesses might have looked like had they always been combined. The pro forma condensed combined statements of income and pro forma condensed combined statement of financial position were prepared by combining the historical amounts of each company. The companies would have performed differently had they always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have occurred or the future results that will occur after the merger.

PERIODS COVERED

   The following unaudited pro forma combined condensed statement of financial position as of September 30, 1999, is presented as if the merger had occurred on September 30, 1999. The unaudited pro forma combined condensed statements of income for the nine months ended September 30, 1999, and for the years ended December 31, 1998, 1997 and 1996, are presented as if the companies had always been merged.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)
               (AMOUNTS IN MILLIONS, EXCEPT PER SHARE INFORMATION)



                                                                        PRO FORMA   PRO FORMA
                                                     HISTORICAL        ADJUSTMENTS  COMBINED
                                               ----------------------- ----------- -----------
                                                            PHARMACIA
                                                MONSANTO    & UPJOHN
                                                --------    --------
Net Sales..................................       $ 6,804     $ 5,310                 $12,114
Costs, Expenses and Other:
  Cost of Goods Sold.......................         2,450       1,421                   3,871
  Selling, General and Administrative               2,107       2,019                   4,126
  Expenses.................................
  Research and Development ................         1,008       1,050                   2,058
  Amortization of Intangible Assets........           259          68                     327
  Restructuring, Merger and Special
  Charges..................................            10          32                      42
  Interest Expense.........................           287          41                     328
  Interest Income..........................           (30)        (54)                    (84)
  Other (Income) Expense, net..............            13        (111)                    (98)
                                                 --------    --------                --------
Income from Continuing Operations Before
  Income Taxes.............................           700         844                   1,544
Income Tax Expense.........................           243         255                     498
                                                 --------    --------                --------
Income from Continuing Operations..........        $  457      $  589                 $ 1,046
                                                 ========    ========                ========

Earnings from continuing operations per
common share:
  Basic....................................    $     0.72  $     1.12              $     0.83
  Diluted..................................    $     0.70  $     1.09              $     0.81

Weighted average shares outstanding:
  Basic....................................         632.6       517.2        98.3     1,248.1
  Diluted..................................         648.6       534.5       101.6     1,284.7



            See accompanying notes to unaudited pro forma condensed
                        combined financial information.

             PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (LOSS)
                          YEAR ENDED DECEMBER 31, 1998
                                   (UNAUDITED)
               (AMOUNTS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                                                       PRO FORMA   PRO FORMA
                                                     HISTORICAL        ADJUSTMENTS  COMBINED
                                               ----------------------- ----------- -----------
                                                           PHARMACIA
                                                MONSANTO    & UPJOHN
                                               ----------- ----------
Net Sales..................................       $ 7,237     $ 6,758                 $13,995

Costs, Expenses and Other:
  Cost of Goods Sold.......................         2,912       2,031                   4,943
  Selling, General and Administrative
  Expenses.................................         2,129       2,552                   4,681
  Research and Development.................         1,308       1,234                   2,542
  Acquired In-Process Research and
  Development..............................           402           0                     402
  Amortization and Adjustment of Intangible
  Assets...................................           286          98                     384
  Restructuring, Merger and Special
  Charges..................................           153          92                     245
  Interest Expense.........................           210          26                     236
  Interest Income..........................           (47)        (92)                   (139)
  Other Income, net........................           (31)       (160)                   (191)
                                                 --------    --------                --------
Income (Loss) from Continuing Operations
  Before Income Taxes......................           (85)        977                     892
Income Tax Expense.........................            46         346                     392
                                                 --------    --------                --------
Income (Loss) from Continuing Operations...      $   (131)     $  631                  $  500
                                                 ========    ========                ========

Earnings (loss) from continuing operations
per common share:
  Basic....................................    $    (0.22) $     1.20              $     0.40
  Diluted..................................    $    (0.22) $     1.17              $     0.39

Weighted average shares outstanding:
  Basic....................................        603.5       517.5         98.4    1,219.4
  Diluted..................................        603.5       534.0        129.6    1,267.1



            See accompanying notes to unaudited pro forma condensed
                        combined financial information.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1997
                                   (UNAUDITED)
               (AMOUNTS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                                                       PRO FORMA   PRO FORMA
                                                     HISTORICAL        ADJUSTMENTS  COMBINED
                                               ----------------------- ----------- -----------
                                                           PHARMACIA
                                                MONSANTO    & UPJOHN
                                               ----------- ----------
Net Sales..................................       $ 6,058     $ 6,586                 $12,644

Costs, Expenses and Other:
  Cost of Goods Sold.......................         2,382       2,047                   4,429
  Selling, General and Administrative
  Expenses.................................         1,745       2,642                   4,387
  Research and Development.................         1,049       1,246                   2,295
  Acquired In-Process Research and
  Development..............................           633           0                     633
  Amortization of Intangible Assets........           121         107                     228
  Restructuring, Merger and Special
  Charges..................................             0         316                     316
  Interest Expense.........................           135          33                     168
  Interest Income..........................           (45)       (113)                   (158)
  Other Income, net........................           (89)       (127)                   (216)
                                                 --------    --------                --------
Income from Continuing Operations Before
  Income Taxes.............................           127         435                     562
Income Tax Expense (Benefit)...............           (22)        177                     155
                                                 --------    --------                --------
Income from Continuing Operations..........        $  149      $  258                  $  407
                                                 ========    ========                ========

Earnings from continuing operations per common share:
  Basic....................................    $     0.26  $     0.48              $     0.33
  Diluted..................................    $     0.24  $     0.48              $     0.32


Weighted average shares outstanding:
  Basic....................................        590.2       516.0         98.0    1,204.2
  Diluted..................................        610.5       529.9        105.1    1,245.5




            See accompanying notes to unaudited pro forma condensed
                        combined financial information.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1996
                                   (UNAUDITED)
               (AMOUNTS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                                                       PRO FORMA   PRO FORMA
                                                     HISTORICAL        ADJUSTMENTS  COMBINED
                                               ----------------------- ----------- -----------
                                                           PHARMACIA
                                                MONSANTO    & UPJOHN
                                               ----------- ----------
Net Sales..................................       $ 4,862     $ 7,176                 $12,038

Costs, Expenses and Other:
  Cost of Goods Sold.......................         1,953       2,116                   4,069
  Selling, General and Administrative
  Expenses.................................         1,540       2,453                   3,993
    Research and Development...............           657       1,283                   1,940
  Amortization and Adjustment of Intangible
  Assets...................................            98         119                     217
  Restructuring, Merger and Special
  Charges..................................           312         585                     897
  Interest Expense.........................            83          56                     139
  Interest Income..........................           (51)       (161)                   (212)
  Other Income, net........................           (86)        (93)  $  8(g)(2)       (171)
                                                 --------    --------    --------    --------
Income from Continuing Operations Before
  Income Taxes.............................           356         818      (8)          1,166
Income Tax Expense.........................            77         268                     345
                                                 --------    --------    --------    --------
Income from Continuing Operations..........        $  279      $  550  $   (8)         $  821
                                                 ========    ========    ========    ========

Earnings from continuing operations per common share:
  Basic....................................    $     0.48  $     1.04              $     0.68
  Diluted..................................    $     0.47  $     1.03              $     0.67

Weighted average shares outstanding:
  Basic....................................        581.2       515.1         97.9    1,194.2
  Diluted..................................        598.9       530.5        100.2    1,229.6



            See accompanying notes to unaudited pro forma condensed
                        combined financial information.

          PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)
                              (AMOUNTS IN MILLIONS)

                                                                       PRO FORMA   PRO FORMA
                                                     HISTORICAL        ADJUSTMENTS  COMBINED
                                               ----------------------- ----------- -----------
                                                           PHARMACIA
                                                MONSANTO    & UPJOHN
                                               ----------- ----------
ASSETS

Current assets:
Cash and cash equivalents...................       $   84     $ 1,245                 $ 1,329
Short term investments......................            -         137                     137
Receivables.................................        2,791       1,420                   4,211
Inventories.................................        1,598       1,118                   2,716
Other current assets........................        1,174         776                   1,950
                                                 --------    --------                --------
Total current assets........................        5,647       4,696                  10,343
Net property, plant and equipment...........        3,050       3,278                   6,328
Intangible assets, net of accumulated
amortization................................        4,645       1,176                   5,821
Other assets................................        1,055       1,308  $     26(d)      2,389
Net assets of discontinued operations.......        1,586           0                   1,586
                                                 --------    --------    --------    --------
Total assets................................      $15,983     $10,458  $     26       $26,467
                                                 ========    ========    ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term debt.............................       $  915     $ 1,056                 $ 1,971
Accounts payable............................          472         333                     805
Accrued liabilities.........................        2,168       1,857  $    110(d)      4,135
                                                 --------    --------    --------    --------
Total current liabilities...................        3,555       3,246       110         6,911
Long-term debt..............................        5,961         339                   6,300
Other liabilities...........................        1,224       1,325                   2,549
                                                 --------    --------    --------    --------
Total liabilities...........................       10,740       4,910       110        15,760
                                                 --------    --------    --------    --------

Shareholders' equity:
Preferred stock (Monsanto)..................            0           0      273(g)(3)      273
Preferred stock (Pharmacia & Upjohn)........            0         273    (273)(g)(3)        0
Common stock issued.........................        1,694           5    1,231(g)(l)    2,930
Additional contributed capital..............        1,467       1,492       70(d)       1,789
                                                                       (1,240)(g)(1)
Treasury stock..............................      (2,449)         (9)        9(g)(l)   (2,449)
Retained earnings...........................        5,101       5,501    (154)(d)      10,448
Reserve for ESOP debt retirement............         (91)       (247)                    (338)
Accumulated other comprehensive loss........        (479)     (1,467)                  (1,946)
                                                 --------    --------    --------    --------
Total shareholders' equity..................       5,243       5,548        (84)       10,707
                                                 --------    --------    --------    --------
Total liabilities, and shareholders' equity.     $15,983     $10,458   $     26       $26,467
                                                 ========    ========    ========    ========

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


(a) BASIS OF PRESENTATION

   The unaudited pro forma condensed combined statements of income (loss) are based on the unaudited consolidated condensed financial statements of each of Monsanto and Pharmacia & Upjohn for the nine months ended September 30, 1999, and the audited consolidated financial statements of each of Monsanto and Pharmacia & Upjohn for the years ended December 31, 1998, 1997 and 1996. The unaudited pro forma condensed combined statement of financial position is based on the unaudited consolidated condensed financial statements of each of Monsanto and Pharmacia & Upjohn at September 30, 1999. In the opinion of Monsanto and Pharmacia & Upjohn management, all adjustments and/or disclosures necessary for a fair presentation of the pro forma data have been made. These unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or the financial position that would have been achieved had the merger been consummated as of the dates indicated or of the results that may be obtained in the future.

(b) ACCOUNTING POLICIES AND FINANCIAL STATEMENT CLASSIFICATIONS

   The accounting policies of Monsanto and Pharmacia & Upjohn are substantially comparable, except for their accounting policies for the sale of stock by a subsidiary as described in "Other Pro Forma Adjustments". Certain revenues, costs and other deductions in the consolidated statements of earnings of Pharmacia & Upjohn have been reclassified to conform to the line item presentation in the pro forma condensed combined statements of income (loss). Certain assets and liabilities in the consolidated statements of financial position of Monsanto and Pharmacia & Upjohn have been reclassified to conform to the line item presentation in the pro forma condensed combined statement of financial position.

(c) PRO FORMA EARNINGS PER SHARE

   The pro forma combined basic earnings per share is based on income from continuing operations less preferred stock dividends ($10 million for the nine months ended September 30, 1999, and $13 million for each of the years ended December 31, 1998, 1997 and 1996, respectively) and the weighted average number of outstanding common shares. Diluted income per share includes the dilutive effect of incentive stock options, convertible preferred stock and certain convertible debt securities. The weighted average number of outstanding common shares has been adjusted to reflect the exchange ratio of 1.19 shares of Monsanto common stock for each share of Pharmacia & Upjohn common stock.

(d) MERGER-RELATED EXPENSES

   A one-time charge for direct incremental Merger-related transaction costs will be recorded in the quarter in which the Merger is consummated. The direct incremental Merger-related transaction costs consist principally of charges related to investment banking fees, professional services, registration and other regulatory costs (approximately $110 million) and stock compensation arrangements (approximately $70 million before taxes of approximately $26 million). The charges for stock compensation arrangements consist of accounting charges related to certain Monsanto stock options which were granted with exercise prices above the fair market value of Monsanto Common Stock on the date such options were granted (the "Premium Options"). Pursuant to the terms of the Premium Options, at consummation of the Merger, the exercise price of such Premium Option will be reduced to equal the fair market value on the date of grant.

(e) INTEGRATION-RELATED EXPENSES

   Monsanto and Pharmacia & Upjohn expect to incur pre-tax charges to operations, currently estimated to be between $500 and $800 million, to reflect costs associated with combining the operations of the two companies. These costs will be recorded subsequent to consummation of the merger. These amounts are preliminary estimates and are therefore subject to change. Additional unanticipated expenses may be incurred in the integration of the businesses of Monsanto and Pharmacia & Upjohn. Although Monsanto and Pharmacia & Upjohn expect that the elimination of duplicative expenses as well as the realization of other efficiencies related to the integration of the businesses may result in cost savings, no assurance can be given that these benefits will be achieved in the near term or at all. The unaudited pro forma condensed combined financial statements reflect neither the impact of these charges nor the benefits from the expected synergies.

(f) AGRICULTURAL INITIAL PUBLIC OFFERING

   Monsanto and Pharmacia & Upjohn have announced an intention to reorganize the Monsanto agricultural business, as a subsidiary of the combined company and sell up to 19.9% of this subsidiary by means of an initial public offering. The agricultural business would become a separate legal entity, with a stand-alone board of directors and its own publicly traded stock upon completion of the intended initial public offering.

   At the time of the initial public offering for a minority interest in the agricultural business, any difference between the fair market value (expressed as the offering price) and the net book value of the minority interest at the time of the offering will be recorded as an adjustment to stockholders' equity. No price for the intended offering has been established. Subsequent to an offering, the combined company would reflect a minority interest in the equity of a consolidated subsidiary on its statement of financial position and a minority interest in the earnings of a consolidated subsidiary on its statement of income.

(g) OTHER PRO FORMA ADJUSTMENTS

   (1) A pro forma adjustment has been made to reflect the assumed issuance of approximately 618 million shares of Monsanto common stock in exchange for all of the outstanding Pharmacia & Upjohn common stock (based on the exchange ratio of 1.19). The actual number of shares of Monsanto common stock to be issued in connection with the merger will be based on the number of shares of Pharmacia & Upjohn common stock issued and outstanding at the effective time.

   (2) In 1996, Pharmacia & Upjohn recorded a gain of $8 million on the issuance of new shares by one of its subsidiaries in an initial public offering. The accounting policy of Monsanto for this type of transaction requires that the resulting gain be recorded as a credit to shareowners' equity rather than as income. Therefore, the pro forma condensed combined statement of income for the year ended December 31, 1996, has been adjusted to conform accounting policies and eliminate the gain that was recorded by Pharmacia & Upjohn.

   (3) Under the merger agreement, each outstanding share of Pharmacia & Upjohn convertible perpetual preferred stock will be converted into the right to receive one share of Monsanto convertible perpetual preferred stock. The terms of the Monsanto convertible perpetual preferred stock are substantially identical to the terms of the Pharmacia & Upjohn convertible perpetual preferred stock. Each outstanding Pharmacia & Upjohn option will be converted into an option with respect to common stock of the combined company, in a manner that maintains the intrinsic value of the converted options. The number of shares of common stock of the combined company to which any such converted option will pertain will equal the number of Pharmacia & Upjohn shares subject to the option multiplied by 1.19 (the exchange ratio for the merger), and the exercise price of such award will be its current exercise price divided by 1.19.

Monsanto and Pharmacia & Upjohn have filed a preliminary joint proxy statement and prospectus with the United States Securities and Exchange Commission (the "SEC"). In addition, Monsanto and Pharmacia & Upjohn will be filing a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, http://www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-3155. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.